Associated Materials, LLC

AMH New Finance, Inc.

3773 State Road

Cuyahoga Falls, OH 44223

September 26, 2013

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Re:	Associated Materials, LLC and AMH New Finance, Inc.
Registration Statement on Form S-4
File No.: 333-190108

Ladies and Gentlemen:

Associated Materials, LLC (the “Company”) and AMH New Finance, Inc. (“New Finance” and, together with the Company, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby request that the effective date of the above-referenced Registration Statement on Form S-4 of the Registrants be accelerated so that the Registration Statement may become effective at 12:00 p.m. New York time on September 30, 2013, or as soon as possible thereafter. In this regard, the Registrants are aware of their obligations under the Act.

Pursuant to this request, the Registrants acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact William B. Brentani or Daniel N. Webb, each of Simpson Thacher & Bartlett LLP, at (650) 251-5110 or (650) 251-5095, respectively.

[Signature Page Follows]

Very truly yours,

ASSOCIATED MATERIALS, LLC

By:	/s/ Paul Morrisroe
Name:	Paul Morrisroe
Title:	Senior Vice President and Chief Financial Officer

AMH NEW FINANCE, INC.

By:	/s/ Paul Morrisroe
Name:	Paul Morrisroe
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Acceleration Request Letter]